

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2022

David Ure
Chief Financial Officer
Mercer International Inc.
Suite 1120 , 700 West Pender Street
Vancouver , British Columbia , Canada

> **Re: Mercer International Inc.**
> **Form 10-K for the year ended December 31, 2021**
> **File No. 000-51826**

Dear Mr. Ure:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing